UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB /A

5-82484

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Wakodo Kabushiki Kaisha
(Names of Subject Company)

Wakodo Co., Ltd.
(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Asahi Breweries, Ltd.
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Asahi Breweries, Ltd.
Attn.: Hidetoshi Maeda
Chief Producer, Legal Dept.
7-1, Kyobashi 3-chome
Chuo-ku, Tokyo 104-8323
Japan
(phone number: 81-3-5608-5113)

B

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Page 1 of 8 pages
Exhibit index is on page 2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a notice, dated February 6, 2007, of Asahi Breweries, Ltd. ("Asahi") and Wakodo Co., Ltd. ("Wakodo") regarding the making of Wakodo into a wholly-owned subsidiary of Asahi.[1]
p.5 2	English translation of public announcements dated February 7, 2007 of Asahi and Wakodo regarding a share exchange without a shareholders' resolution.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1 and in the English translation of the press release included as Exhibit 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Asahi Breweries, Ltd. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X on Form F-X on February 6, 2007.

[1] Previously furnished to the Commission as part of Form CB on February 6, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Asahi Breweries, Ltd.

By: Hitoshi Ogita
Name: Hitoshi Ogita
Title: President & COO

Date: February 7, 2007

EXHIBIT 2

February 7. 2007

Public Announcement regarding a Share Exchange without a Shareholders' Resolution

(a statutory announcement pursuant to Articles 785-4 and 785-3 of the Corporate Law of Japan)

Dear Shareholders,

Hisao TOMINAGA, President
Wakodo Co., Ltd.
7-15, Kajicho 2-chome, Chiyoda-ku, Tokyo, Japan

Wakodo Co., Ltd. ("Wakodo") hereby announces that on February 6, 2007, the Board of Directors of Wakodo resolved to enter into a share exchange agreement with Asahi Breweries, Ltd., whose registered headquarters are located at 7-1, Kyobashi 3-chome, Chuo-ku, Tokyo, Japan ("Asahi"), whereby Asahi will acquire all the issued shares of Wakodo's minority shareholders in exchange for Asahi's shares pursuant to a certain exchange ratio and will make Wakodo Asahi's wholly-owned subsidiary effective as of April 1, 2007 (the "Effective Date").

Wakodo, under the provisions of Article 784-1 of the Corporate Law of Japan, is allowed to and will process this contemplated share exchange mentioned above (the "Share Exchange") without seeking approval at a shareholders' meeting of Wakodo requested under Article 783-1 of the Corporate Law of Japan.

Please note that those shareholders of Wakodo who request Wakodo to purchase shares of Wakodo they own are hereby requested to notify such request to Wakodo, including the number of shares they so request in writing during the 20-day period prior to the Effective Date (i.e. from March 12, 2007 to March 31, 2007, Tokyo time.

Rule 802 Legend

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violation of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

Information:

Wakodo Co., Ltd.
Listed on Tokyo Stock Exchange 2nd Section in Japan (Stock Ticker Code: 4520)

For further information or inquiry, please contact:

Legal Department
Wakodo Co., Ltd.
Fax: +81-3-5296-6808

February 7. 2007

Public Announcement regarding a Share Exchange without a Shareholders' Resolution

(a statutory announcement pursuant to Articles 797-4 and 797-3 of the Corporate Law of Japan)

Dear Shareholders,

Hitoshi OGITA, President and COO
Asahi Breweries, Ltd.
7-1, Kyobashi 3-chome, Chuo-ku, Tokyo, Japan

The Board of Directors of Asahi Breweries, Ltd. ("Asahi") resolved to enter into a share exchange agreement with Wakodo Co., Ltd., whose registered headquarters are located at 7-15, Kajicho 2-chome, Chiyoda-ku, Tokyo, Japan ("Wakodo"), whereby Asahi will acquire all the issued shares of Wakodo owned by Wakodo's minority shareholders in exchange for Asahi's shares pursuant to a certain exchange ratio, and will make Wakodo Asahi's wholly-owned subsidiary, effective as of April 1, 2007 (the "Effective Date").

Asahi, under the provisions of Article 796-3 of the Corporate Law of Japan, is allowed to and will process this contemplated share exchange mentioned above (the "Share Exchange") without seeking approval at a shareholders' meeting of Asahi, under Article 795-1 of the Corporate Law of Japan.

In this connection, please note that shareholders of Asahi opposing the Share Exchange are hereby requested to notify their opposition to Asahi in writing within two (2) weeks from the next day of this announcement (i.e. from February 8, 2007 to February 21, 2007, Tokyo time).

Please also note that those shareholders of Asahi who request Asahi to purchase shares of Asahi they own are hereby requested to notify such request to Asahi, including the number of shares they so request, in writing during the 20-day period prior to the Effective Date (i.e. from March 12, 2007 to March 31, 2007, Tokyo time.

Rule 802 Legend

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violation of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

Information:

Asahi Breweries, Ltd.
Listed on Tokyo Stock Exchange 1st Section and Osaka Stock Exchange 1st Section in Japan (Stock Ticker Code: 2502)

For further information or inquiry, please contact:

Legal Department
Asahi Breweries, Ltd.
Fax: +81-3-5608-5154

END